Schedule A

to

Investment Advisory Agreement

of

J.P. Morgan Exchange-Traded Fund Trust

(Amended as of November 20, 2025)

Advisory Fee Rates

Name	Fee Rate
JPMorgan Equity Focus ETF	0.44%
JPMorgan High Yield Municipal ETF	0.35%
JPMorgan Inflation Managed Bond ETF	0.28%
JPMorgan International Hedged Equity Laddered Overlay ETF	0.25%[1]
JPMorgan Fundamental Data Science Large Value ETF	0.30%[1]
JPMorgan Flexible Debt ETF	0.45%[1]
JPMorgan International Dynamic ETF	0.55%[2]
JPMorgan California Tax Free Bond ETF	0.30%[2]
JPMorgan New York Tax Free Bond ETF	0.30%[2]
JPMorgan Fundamental Data Science Large Growth ETF	0.30%[2]
JPMorgan Preferred and Income Securities ETF	0.50%[2]

[1]	Initial term continues until October 31, 2026.
[2]	Initial term continues until October 31, 2027.

*   *   *   *   *

J.P. Morgan Exchange-Traded Fund Trust		J.P. Morgan Investment Management Inc.

By:		By:

Name:	Timothy J. Clemens	Name:	Matthew J. Kamburowski

Title:	Treasurer	Title:	Managing Director